DNA Securities, LLC
Statement of Financial Condition
December 31, 2025

Public

DNA Securities, LLC
Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70670

ANNUAL REPORTS
FORM X-17A-5 PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DNA Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

141 W Jackson Blvd, Suite 1710A
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ronald L. Wetzel	847-363-1374	ron@dnacapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct. N, Suite 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

December 21, 2010	5376
(Date of Registration with PCAOB) (if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald L. Wetzel, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DNA Securities, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

_____
Notary Public

MYOUNGJIN ISAAC PARK
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
May 19, 2026

Title: Chief Financial Officer

This filing* contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: Independent Auditors Report on Internal Controls _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

2



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
DNA Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of DNA Securities, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of DNA Securities, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as DNA Securities, LLC's auditor since 2024.

DeMarco Sciacotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 23, 2026

DNA Securities, LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	38,633
Receivable from broker		257,048
Other assets		3,735
Total Assets	**$**	**299,416**

Liabilities and Member's Equity

Accrued liabilities	$	12,500
Affiliate liabilities		4,500
Total Liabilities		**17,000**
Member's equity		282,416
Total Liabilities and Member's Equity	**$**	**299,416**

The accompanying notes are an integral part of the Statement of Financial Condition.

DNA Securities, LLC
Notes to the Financial Statements
Year Ended December 31, 2025

1) Organization and Nature of Business

DNA Securities, LLC, a limited liability company registered in the State of Delaware on January 22, 2021 (the "Company" or "Firm") is a wholly owned subsidiary of Strands Group USA, Inc. ("Parent"). The Company provides internet-based brokerage services to customers throughout the United States. The Firm is registered as an introducing broker dealer with the Securities and Exchange Commission ("SEC"), has been a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC") since March 1, 2022. On October 31, 2025, the Firm was also approved by FINRA to handle various private placements, mergers and acquisition transactions.

On March 21, 2025, the Company was acquired by its Parent from the previous owner of the company shortly after receiving FINRA approval for the transaction. The parent paid for the equity in the Company along with a premium as stated in the terms of the agreement. On May 26, 2025, the Company changed its name, with FINRA approval, from Sarna Finance LLC to its current name. The Company launched its operations in the fourth quarter of 2025.

The Firm custodies its customer accounts on a fully disclosed basis with a clearing brokerage firm ("Clearing Firm"). Under such arrangements, the Company does not hold any of its customers' securities or funds and does not handle any of the clearing operations for transactions commenced by the Firm's customers. The Firm does not offer advice or recommendations on which investments each customer holds in their respective account.

2) Summary of Significant Accounting Policies

Basis of Presentation

The Company's Statement of Financial Condition has been prepared in conformity with United States Generally Accepted Accounting Principles ("GAAP") which require management to make certain estimates and assumptions that affect the amounts presented in the accompanying Statement of Financial Condition. Actual results may differ from those estimates.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates that affect the reported asset and liability balances on December 31, 2025 and disclosure of contingent assets and liabilities as of the date of the Statement of Financial Condition. The actual outcome of these results could differ from the estimates included in this Statement of Financial Condition.

Income Taxes

The Company has not calculated a provision for income tax purposes since the Company is a limited liability company that is solely owned by its Parent and, therefore, is considered a disregarded entity. Thus, the Firm's annual net income (loss) is reported, for income tax purposes, by its Parent, and they are responsible for any respective income tax liability.

Credit Losses on Financial Instruments

The Company is engaged in various brokerage activities in which counterparties include broker-dealers, banks and other financial institutions. The risk of default depends on the creditworthiness of the counterparty. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The Company's policy is to assess the creditworthiness of each counterparty that the Firm conducts business.

Acquisition Accounting

The Company's Parent has elected not to "push down" any of the additional acquisition costs associated with the purchase of the Firm. Any additional assets associated with the purchase of this transaction will be retained by the Parent.

Fair Value of Assets and Liabilities

Fair value is defined as the price that would be received to sell an asset or the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance contained in ASC 820 describes the fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on the market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure the fair value whenever available.

Unobservable inputs reflect the Company's judgment about the assumptions market participants would use in pricing an asset or liability. Where inputs are used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgement. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 – Inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to assess.

- Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability. Such as interest rates, benchmark yields, issue spreads, new issue data and collateral performance.

- Level 3 – Inputs are unobservable inputs for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The carrying amount of the current assets and current liabilities approximates their fair value due to the short-term nature of the respective financial instruments.

Single reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of commissions and interest. The Company has identified the Chief Financial Officer as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, CODM uses excess net capital, which is not a measure of net income, to make operational decisions such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment, and therefore, a single reportable segment because CODM manages the business activities using aggregate Company information. The accounting policies used to measure the net income of the segment are similar to those described in the summary of significant accounting policies.

3) New Accounting Standards

The Company did not adopt any new accounting standards during the year ended December 31, 2025. The Company has also reviewed the new accounting standards that have a future implementation date. Based on the Company's analysis, there are no new accounting standards yet to be adopted that would have a material affect on the Company's financial statements.

4) Receivable from Broker

The Company is required to retain a deposit with its Clearing Firm as part of its clearing arrangment. The Company also had a receivable for its net commissions earned through its Clearing Firm. As of December 31, 2025, the Company retained a $251,873 deposit with its Clearing Firm and had a $5,175 receivable from its Clearing Firm for a total receivable of $257,048 from its Clearing Firm.

5) Other Assets

Other assets consisted of the following on December 31, 2025:

Prepaid assets	$ 3,450
Regulatory deposits	285
Total other assets	$ 3,735

6) Guarantee and Concentration of Credit Risk

The Company clears its security transactions through an introducing broker arrangement with its third-party Clearing Firm. According to the terms of this arrangement, the Company has agreed to indemnify its third-party Clearing Firm. The Company's potential liability under this arrangement is not quantifiable and may exceed the deposit posted as collateral. However, the Company believes that it is unlikely that it will have to make any material payments under this arrangement, and no liabilities related to this indemnification arrangement have been recognized in the accompanying financial statement. The Company also maintains its cash balances with a financial institution that provides FDIC insurance up to a maximum $250,000 balance.

7) Commitments and Contingencies

The Company does not have any legal contingencies resulting from any litigation activities.

8) Expected Credit Losses

In June 2016, ASU 2016-13, Financial Instruments, Credit Losses (Topic 326) was issued to amend several aspects of the measurement of credit losses on financial instruments. According to this guidance, expected credit losses on receivables need to be measured based on historical experience, current conditions and forecasts that affect the collectability of any financial assets on the Statement of Financial Condition. The Company has completed its analysis, as of December 31, 2025, of its financial assets and did not identify any material credit losses to be recognized in this Statement of Financial Condition.

9) Related Party Transactions

The Company has entered into an expense sharing agreement with its Parent that permits them to share certain costs with its Parent. The current agreement with its Parent replaced the original agreement with prior parent company upon the completion of the acquisition. The terms of both agreements allowed for the sharing of certain expenses between the Company and its respective Parent. As of December 31, 2025, the Company owed $4,500 to its Parent for these shared services which is included in Affiliate Liabilities in the Statement of Financial Condition.

10) Regulatory Requirements

The Company is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 ("Net Capital"). According to this Rule, the Firm must maintain a minimum net capital of $5,000 and maintain an aggregate indebtedness to net capital ratio that does not exceed 15 to 1. As of December 31, 2025, the Company had a net capital of $278,681 which was $273,681 in excess of the required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.06 to 1 ratio as of December 31, 2025.

11) Subsequent Events

The Company has evaluated the events that have occurred for the period of time from its year end, December 31, 2025, through the date which these financial statements was available to be issued. Based on this evaluation, the Company has determined there are no subsequent events required to be recognized or disclosed.